SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May 2022

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F    ✓              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                         No     ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

An announcement regarding change in the convening method of 2021 annual general meeting and 2022 first H Shareholders class meeting of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on May 12, 2022.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Change in the Convening Method of
Annual General Meeting for 2021 and
First H Shareholders Class Meeting for 2022

References are made to the Notice of Annual General Meeting for 2021 and First H Shareholders Class Meeting for 2022 and Supplemental Notice of Annual General Meeting for 2021 dated 31 March 2022 and 18 April 2022, respectively, of China Petroleum & Chemical Corporation (“Sinopec Corp.” or “Company”) which set out the details of the annual general meeting for 2021 and the first H shareholders class meeting of Sinopec Corp. for 2022 (collectively, the “General Meetings”) to be held at Beijing Chaoyang U-Town Crowne Plaza, No. 3 Sanfeng North Area, Chaoyang District, Beijing, PRC on Wednesday, 18 May 2022 at 9:00 a.m. The manner of voting at the General Meetings is on-site voting by poll.

In order to strictly implement the relevant requirements on the epidemic prevention and control in Beijing, and protect the legitimate rights and interests of shareholders in accordance with the laws, the General Meetings will be held by way of online meeting (video) instead of physical meeting. The Company provides special reminders as follows in relation to participation in the General Meetings:

1.
Holders of H shares (“Shareholder(s)”) do not need to attend the General Meetings in person to exercise voting rights. It is suggested that if Shareholders wish to exercise voting rights, they shall appoint the chairman of the General Meetings as proxy to vote by completing and delivering proxy form before deadline.

2.
Shareholders or the proxies intending to participate in the online meeting (video) must complete the registration before the General Meetings. The same documents as required for the registration of physical meeting shall be provided for registration, including proof of identity which shall be provided by the individual Shareholder; power of attorney and the proof of identity of each of the individual Shareholder and his/her proxy which shall be provided by the individual Shareholder’s proxy; a copy of business license of the Shareholder who is a legal entity, power of attorney and the proof of identity of the proxy of the Shareholder who is a legal entity which shall be provided by such Shareholder’s proxy; and other proofs of identity of Shareholders in accordance with the securities regulatory requirements of places where shares of the Company are listed. The contact information of intending participants shall be provided for the registration. To ensure Shareholders or the proxies to attend the General Meetings smoothly, please register by emailing to ir@sinopec.com before 9:00 a.m., 17 May 2022.

3.
The Company will identify the Shareholders based on the register of members on the registration date and provide the Shareholders and the proxies who have successfully completed the registration and identity verification with online meeting (video) access which is for the sole use of the Shareholders or the proxies.

4.	Save for the above-mentioned adjustments, other matters of the General Meetings such as time, registration date, resolutions to be considered shall remain unchanged.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, the PRC
12 May 2022

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Ling Yiqun#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

#   Executive Director
*   Non-executive Director
+   Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: May 13, 2022